UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number: 001-34895

SHANGPHARMA CORPORATION

 No. 5 Building, 998 Halei Road
Zhangjiang Hi-Tech Park, Pudong New Area
Shanghai, 201203
The People's Republic of China
(86 21) 5132-0088
(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ShangPharma Corporation

By:	/s/ KEVIN PENGHUI CHEN
Name:	Kevin Penghui Chen
Title:	President and Chief Operating Officer

Date: January 14, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release dated January 14, 2011.	4